                                                                    May 15, 1998
Securities and Exchange Commission
Judiciary Plaza
450 5th Street, NW
Washington, DC  20549

Dear Sirs:

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                                File No. 70-8791

         In compliance with the terms and conditions of Rule 24 of the Public Utility Holding Company Act of 1935 and the Order of the Commission dated May 8, 1996, the declarant, Columbia Energy Group ("Columbia"), hereby certifies that from January 1, 1998 through the last day of the quarter ended March 31, 1998, Columbia issued the following shares of authorized common stock ($10 par value) to participants of its Long-Term Incentive Plan.


                        Number of Shares Issued      Price of Shares Issued or
Date of Issuance          or Options Awarded          Option Exercise Price             Type of award
----------------          ------------------          ---------------------             -------------
February 17, 1998              817,300                       $76.15625                  Non-Qualified
                                                                                        Option

March 31, 1998                  36,000                       $77.56250                  Non-Qualified
                                                                                        Option



                                           Very truly yours,

                                           COLUMBIA ENERGY GROUP


                                           By:    //s//J. W. Trost
                                              ---------------------------------
                                                    J. W. Trost, Vice President